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                            Jenkens & Gilchrist, LLP

                            12100 WILSHIRE BOULEVARD
                                   15TH FLOOR
                          LOS ANGELES, CALIFORNIA 90025

                               (310) 820-8800
 Stuart R. Singer           FACSIMILE (310) 820-8859

ssinger@jenkens.com              www.jenkens.com


                                  June 14, 2006


United States Securities and Exchange Commission
Division of Corporation Finance
100 "F" Street, N.E.
Washington, D.C. 20549

Attention: Gregory S. Belliston, Division of Corporation Finance

         Re:      National Quality Care, Inc.,
                  Form PRE 14A
                  Filed June 1, 2006

Dear Mr. Belliston:

         I am writing on behalf of National Quality Care, Inc. (the "Company") in response to your letter dated June 9, 2006 regarding certain information contained in the preliminary proxy statement filed by the Company with the Commission referenced above. We have restated your comment and provided our response below.

COMMENT
-------

PROPOSAL 3.  INCREASE OF AUTHORIZED SHARES OF COMMON STOCK
----------------------------------------------------------

         We note that in response to our previous comment, you inserted the following: "Other than as specified above and as permitted or required under our employee benefit plans and under outstanding options and warrants, we have no present arrangements, agreements or understandings for the use of the additional shares proposed to be authorized." Although you disclose the number of shares reserved for issuance under outstanding options and warrants, you do not disclose the number of shares you are currently planning to issue, or are going to reserve for issuance, under your employee benefit plans. Please revise.

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United States Securities and Exchange Commission
June 14, 2006
Page 2


RESPONSE:
---------

         We have replaced the language with the following:

                  "As of June 1, 2006, we had outstanding options and warrants for 20,786,304 shares of common stock, of which 17,006,304 are currently exercisable. Of this total, 595,000 options were issued under a plan that was approved by our stockholders; the remaining 20,191,304 warrants and options were issued under plans not approved by our stockholders. Other than as specified above to meet existing obligations, we have no current plans to establish any new stock option or other new benefit plans or present any existing plans to our stockholders for approval. Thus, after the increase in our authorized common stock, we will be able to reserve the full amount of 20,786,304 shares for issuance under outstanding warrants and options."

GENERAL RESPONSE
----------------

If requested, National Quality Care, Inc. hereby acknowledges that:

         o the Company is responsible for the adequacy and accuracy in its filings with the Commission;

         o any staff comments or changes to the Company's disclosure in response to comments of the staff of the Commission do not foreclose the Commission from taking any action with respect to such filings; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any governmental person under the federal securities law of the United States.


         Should you have any comments or require additional information, please address the undersigned.

                                                     Very truly yours,


                                                     /s/ Stuart R. Singer
                                                     --------------------
                                                     Stuart R. Singer

SRS:ces